Exhibit 3.1(a)
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SMITH MICRO SOFTWARE, INC.
Smith Micro Software, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Charter”).
This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.
Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:
Article IV of the Corporation’s Charter is hereby amended by adding the following paragraph at the end of “Section A” of such article:
“Effective at 11:59 p.m., Eastern Time, on the day this Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation is filed and declared effective pursuant to the DGCL (the “2024 Split Effective Time”), every eight (8) shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the 2024 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, in all instances without effecting a change to the par value per share of Common Stock, and subject to the treatment of fractional interests as described below (the “2024 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. The Board of Directors of the Corporation shall make provision for the issuance of that number of fractions of shares of Common Stock such that any fractional share of a holder otherwise resulting from the 2024 Reverse Split shall be rounded up to the next whole number of shares of Common Stock. As of the 2024 Split Effective Time and thereafter, a certificate(s) representing shares of Common Stock prior to the 2024 Reverse Split is deemed to represent the number of post-2024 Reverse Split shares into which the pre-2024 Reverse Split shares were reclassified and combined. The 2024 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the 2024 Reverse Split.”
This Certificate of Amendment shall become effective at 11:59 p.m., Eastern Time, on April 10, 2024
* _ * _ * _ *

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, and the foregoing facts stated herein are true and correct, in each case as of this 3rd day of April, 2024.

SMITH MICRO SOFTWARE, INC.

By:	/s/ William W. Smith, Jr.
Name:	William W. Smith, Jr.
Title:	Chief Executive Officer